SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                          FUTURE PETROLEUM CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   390916 100
                                 (CUSIP Number)

                                   TIM J. GOFF
                              BARGO ENERGY COMPANY
                            700 LOUISIANA, SUITE 3700
                              HOUSTON, TEXAS 77002
                                 (713) 236-9792
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 15, 1998
                      (Date of event which requires filing
                               of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-------------------------------                    ----------------------------
CUSIP No.:  390916 100                                  Page 2 of 17 Pages
-------------------------------                    ----------------------------

-------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON (entities only)
       BARGO OPERATING COMPANY, INC.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)       |-|
                                                                   (b)       |X|
-------------------------------------------------------------------------------
  3    SEC USE ONLY
-------------------------------------------------------------------------------
       SOURCE OF FUNDS

  4 (SEE ITEM 3)
-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(E)                                                 |_|
-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas
-------------------------------------------------------------------------------
        NUMBER OF    7   SOLE VOTING POWER
          SHARES
       BENEFICIALLY      0
         OWNED BY   -----------------------------------------------------------
           EACH      8   SHARED VOTING POWER
        REPORTING
          PERSON         5,204,859
           WITH     -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                         0
                    -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         5,204,859
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,204,859
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       22.8%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------                    ----------------------------
CUSIP No.:  390916 100                                  Page 3 of 17 Pages
-------------------------------                    ----------------------------

-------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON (entities only)
       TJG INVESTMENTS, INC.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)       |-|
                                                                   (b)       |X|
-------------------------------------------------------------------------------
  3    SEC USE ONLY
-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

    (SEE ITEM 3)
-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(E)
       |_|
-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas
-------------------------------------------------------------------------------
        NUMBER OF    7   SOLE VOTING POWER
          SHARES
       BENEFICIALLY      0
         OWNED BY   -----------------------------------------------------------
           EACH      8   SHARED VOTING POWER
        REPORTING
          PERSON         1,255,000
           WITH     -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                         0
                    -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         1,255,000
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,255,000
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.6%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------                    ----------------------------
CUSIP No.:  390916 100                                  Page 4 of 17 Pages
-------------------------------                    ----------------------------

-------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON (entities only)
       BARGO ENERGY COMPANY

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)       |-|
                                                                   (b)       |X|
-------------------------------------------------------------------------------
  3    SEC USE ONLY
-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

      (SEE ITEM 3)
-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(E)                                                 |_|
-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas
-------------------------------------------------------------------------------
        NUMBER OF    7   SOLE VOTING POWER
          SHARES
       BENEFICIALLY      0
         OWNED BY   -----------------------------------------------------------
           EACH      8   SHARED VOTING POWER
        REPORTING
          PERSON         7,078,333
           WITH     -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                         0
                    -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         7,078,333
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,078,333
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       31.7%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       PN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------                    ----------------------------
CUSIP No.:  390916 100                                  Page 5 of 17 Pages
-------------------------------                    ----------------------------

-------------------------------------------------------------------------------

       NAME OF REPORTING PERSON (entities only)
       Tim J. Goff

  1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)       |-|
                                                                   (b)       |X|
-------------------------------------------------------------------------------
  3    SEC USE ONLY
-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

    (SEE ITEM 3)
-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(E)                                                 |_|
-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
-------------------------------------------------------------------------------
        NUMBER OF    7   SOLE VOTING POWER
          SHARES
       BENEFICIALLY      8,406,666.658
         OWNED BY   -----------------------------------------------------------
           EACH      8   SHARED VOTING POWER
        REPORTING
          PERSON         13,538,192
           WITH     -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                         8,406,666.658
                    -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         13,538,192
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       21,944,858.658
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       70.3%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------                    ----------------------------
CUSIP No.: 390916 100                                   Page 6 of 17 Pages
-------------------------------                    ----------------------------

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON  (entities only)
      BARGO ENERGY RESOURCES, LTD.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)      |-|
                                                                    (b)      |X|
------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

    (SEE ITEM 3)
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(E)                                                |_|
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
-------------------------------------------------------------------------------
       NUMBER OF     7   SOLE VOTING POWER
         SHARES
      BENEFICIALLY       0
        OWNED BY   ------------------------------------------------------------
          EACH       8   SHARED VOTING POWER
       REPORTING
         PERSON          4,944,859
          WITH     ------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                         0
                   ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         4,944,859
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,944,859
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|
-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.9%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      PN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------                    ----------------------------
CUSIP No.: 390916 100                                   Page 7 of 17 Pages
-------------------------------                    ----------------------------

-------------------------------------------------------------------------------

      NAME OF REPORTING PERSON  (entities only)
      James E. Sowell
  1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)      |-|
                                                                    (b)      |X|
------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

    (SEE ITEM 3)
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

      TO ITEMS 2(d) OR 2(E)                                                |_|
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
-------------------------------------------------------------------------------
       NUMBER OF         SOLE VOTING POWER
         SHARES
      BENEFICIALLY   7   8,666,666.684
        OWNED BY   ------------------------------------------------------------
          EACH           SHARED VOTING POWER
       REPORTING
         PERSON      8   0
          WITH     ------------------------------------------------------------
                         SOLE DISPOSITIVE POWER

                     9   8,666,666.684
                   ------------------------------------------------------------
                         SHARED DISPOSITIVE POWER

                    10   0
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,666,666.684
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|
-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      28.0%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------                    ----------------------------
CUSIP No.: 390916 100                                   Page 8 of 17 Pages
-------------------------------                    ----------------------------

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON  (entities only)
      Thomas D. Barrow
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)      |-|
                                                                    (b)      |X|
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

    (SEE ITEM 3)
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

      TO ITEMS 2(d) OR 2(E)                                                |_|
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
-------------------------------------------------------------------------------
       NUMBER OF     7   SOLE VOTING POWER
         SHARES
      BENEFICIALLY       8,666,666.658
        OWNED BY   ------------------------------------------------------------
          EACH       8   SHARED VOTING POWER
       REPORTING
         PERSON          0
          WITH     ------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                         8,666,666.658
                   ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         0
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,666,666.658
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|
-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      28.0%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------------------------

PRELIMINARY NOTE:

      This Amendment No. 1 ("Amendment") amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 25, 1998 ("Schedule 13D"). Capitalized terms used herein but not otherwise defined are as defined in the Schedule 13D.

ITEM 1.     SECURITY AND ISSUER.

      No modification.

ITEM 2.     IDENTITY AND BACKGROUND.

      Except as otherwise provided below, Item 2 of the Schedule 13D remains unchanged.

      Bargo Energy Company is a Texas general partnership. Bargo Energy Company's principal business address is 700 Louisiana, Suite 3700, Houston, Texas 77002. The principal business of Bargo Energy Company is the business of independent oil and gas production. Tim J. Goff is the sole manager of Bargo Energy Company.

      The partners of Bargo Energy Company are TJG Investments, Inc., Barrow Investments, Inc., Chisos Corporation and Brazos Oil & Gas Corporation. Barrow Investments, Inc. ("Barrow Investments") is a Texas corporation. The principal business address of Barrow Investments is P.O. Box 2588, Longview, Texas 75606. The principal business of Barrow Investments is to act as a general partner of Bargo Energy Company. The sole stockholder, director and officer of Barrow Investments is Thomas D. Barrow. Mr. Barrow is a private investor and his principal business address is P.O. Box 2588, Longview, Texas 75606. Chisos Corporation ("Chisos") is a Texas corporation. The principal business address of Chisos is 1331 Lamar, Suite 1650, Houston, Texas 77010. The principal business of Chisos is to act as a general partner of Bargo Energy Company. The sole stockholder, director and officer of Chisos is J.P. Bryan. Mr. Bryan is Senior Managing Director of Torch Energy Advisors Incorporated and his principal business address is 1221 Lamar, Suite 1600, Houston, Texas 77010. Brazos Oil & Gas Corporation ("Brazos") is a Texas corporation. The principal business address of Brazos is c/o Bryan Holdings, 2203 Timberloch Place, Suite 213, The Woodlands, Texas 77380. The principal business of Brazos is to act as a general partner of Bargo Energy Company. The sole stockholder, director and officer of Brazos is J. Shelby Bryan. Mr. Bryan is President and CEO of ICG Netcom and his principal business address is 885 Third Avenue, Suite 2900, New York, New York 10020.

      TJG Investments, Inc. ("TJG") is a Texas corporation. TJG is a general partner of Bargo Energy Company. TJG's principal business address and office is located at 700 Louisiana, Suite 3700, Houston, Texas, 77002. The principal business of TJG is to act as a general partner of Bargo Energy Company. Tim J. Goff is the sole director, shareholder and officer of TJG.

      The principal business address of James E. Sowell is 3131 McKinney Avenue, Suite 200, Dallas, Texas 75204. Mr. Sowell's principal occupation is real estate development.

      Bargo Energy Company, TJG, Mr. Sowell and Mr. Barrow are included herein as Reporting Persons in addition to the Reporting Persons identified in the Schedule 13D.

      On December 23, 1998, Tim J. Goff was appointed President and Chief Executive Officer of Future.

      None of the individuals identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the individuals identified in this
Item 2 has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The individuals identified in this Item 2 are citizens of the United States of America.

      ASSET PURCHASE

      Pursuant to an Asset Purchase Agreement and Plan of Reorganization ("Agreement"), Future acquired as of December 15, 1998 substantially all of the assets and liabilities, including the going concern value, of Bargo L.P. for $2 million and 100,000 shares of a new class of convertible preferred stock of Future ("Preferred Stock"). Each share of Preferred Stock is convertible at any time into 260 shares of common stock and votes as a class with the common stock on all matters. Each share of Preferred Stock has 260 votes. The Preferred Stock will participate with the common stock on liquidating distributions and dividends, with each share of Preferred Stock being entitled to 260 times the amount paid to common shareholders. Bargo L.P. immediately distributed the shares of Preferred Stock to its partners, Bargo Operating, Tim J. Goff, James
E. Sowell and Thomas D. Barrow. Also pursuant to the Agreement, Future issued 8,333,333 shares of its common stock, $.01 par value ("Common Stock") to Bargo Energy Company and TJG in exchange for the cancellation of outstanding debt aggregating $4 million. As of the close of the transaction, the Reporting Persons beneficially owned approximately 80.8% of the outstanding common stock, including the Preferred Stock on an as converted basis, of Future.

      AMENDED AND RESTATED SHAREHOLDERS' AGREEMENT

      In connection with the Asset Purchase, Future, Bargo LP, Bargo Energy Company, Bargo Operating, TJG, Mr. Goff, Mr. Barrow, Mr. Sowell (Bargo LP, Bargo Energy Company, Bargo Operating, TJG, Mr. Goff, Mr. Barrow and Mr. Sowell are referred to as the "Bargo Group"), Mr. B. Carl Price, Mr. Don Wm. Reynolds (Mr. Price and Mr. Reynolds are referred to as the "Price Group") and certain other shareholders entered into an Amended and Restated Shareholders' Agreement ("Shareholders' Agreement") whereby Bargo Energy Company, Bargo Operating, TJG, Mr. Goff, Mr. Barrow and Mr. Sowell were added as parties to the Shareholders' Agreement and the Bargo Group's board representation was increased from two director nominees to four director nominees and the Price Group's board representation was decreased from three director nominees to one director nominee. No other material provisions of the Shareholders' Agreement were changed.

      The provisions of the Shareholders' Agreement relating to voting and transfer of Common Stock may be deemed to form a group composed of the parties to the Shareholders' Agreement.

      PLEDGE AGREEMENTS

      All of the shares of Common Stock and Preferred Stock issued pursuant to the Asset Purchase, as well as the shares of Common Stock issuable upon conversion of the Preferred Stock, are subject to pledge agreements, each of which is dated December 15, 1998 ("Pledge Agreements") between the shareholders and Future's lender, Bank of America National Trust and Savings Association. The Pledge Agreements secure Future's borrowings under its credit agreement with Bank of America. If an event of default occurs under the credit agreement, the bank will have the right to vote all of the shares of Future subject to the Pledge Agreements, and following foreclosure on the shares, will have the right to sell the shares as provided in the Pledge Agreements and applicable law.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Pursuant to the Agreement, 100,000 shares of Preferred Stock were issued to Bargo LP in exchange for substantially all of the assets of Bargo LP. Bargo LP immediately distributed the shares to its partners, Bargo Operating, Mr. Goff, Mr. Barrow and Mr. Sowell. Future issued 8,333,333 shares of its common stock to Bargo Energy Company and TJG in exchange for the cancellation of outstanding debt aggregating $4 million.

ITEM 4.           PURPOSE OF TRANSACTION.

      Except as otherwise provided below, Item 4 of the Schedule 13D remains unchanged.

      In connection with the closing under the Agreement, the Reporting Persons acquired certain rights and privileges with respect to the Board of Directors and management of Future which may impede the acquisition of control of Future by any person. Pursuant to the Certificate of Designation establishing the Preferred Stock, the holders of shares of Preferred Stock vote together with the holders of shares of Common Stock on all matters submitted to the holders of Common Stock at any annual or special meeting of Future (or any written consent in lieu thereof), including the election of directors. Accordingly, as described in Item 5 below, as of the date hereof the combined voting power of the shares of Common Stock and the shares of Preferred Stock (on an as converted basis) held by the Reporting Persons will control any vote submitted to the shareholders of Future (or any written consent in lieu thereof) which requires the consent of a majority of holders of shares of Common Stock. A copy of the Certificate of Designation of the Preferred Stock is attached hereto as Exhibit
10.3 and is hereby incorporated by reference.

      Future has informed the Reporting Persons that, as a result of the closing under the Agreement, Future currently does not have reserved and available for issuance such number of authorized but unissued shares of Common Stock as would be sufficient to permit the conversion of all of the outstanding shares of Preferred Stock and all outstanding warrants and options with respect to the Common Stock into shares of Common Stock. The Company has agreed to promptly file a proxy statement or information statement with the Securities and Exchange Commission to change its name to Bargo Energy Company, reincorporate in Texas and to increase the number of shares of Common Stock Future is authorized to issue.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      Except as otherwise provided below, Item 5 of the Schedule 13D remains unchanged.

      The following describes the number of shares of Common Stock, including shares of Common Stock issuable upon exercise or conversion of derivative securities and the percent of outstanding Common Stock owned by the Reporting Persons and their officers, directors, partners and control persons ("Related Parties"), other than those Related Parties that own no shares of Common Stock or securities convertible into or exerciseable for shares of Common Stock. All percentages are based on 13,986,733 shares of Common Stock issued and outstanding on December 15, 1998, as represented by Future in the Agreement, plus 8,333,333 shares of Common Stock issued to Bargo Energy Company and TJG on December 15, 1998.

                       SHARES OUTSTANDING          DERIVATIVE SECURITIES                 TOTAL
                    ------------------------ -------------------------------   ----------------------
       NAME             SOLE        SHARED         SOLE             SHARED           NUMBER      %(1)
------------------- -----------  -----------  ------------       -----------   ----------------------
Bargo Energy
 Company .........            0    7,078,333            0               0          7,078,333      31.7
Bargo LP. ........            0    4,694,859            0         250,000(2)       4,944,859      21.9
Bargo Operating ..            0    4,694,859            0         510,000(3)       5,204,859      22.8
Tim J. Goff ......            0   13,028,192   8,406,666.658(4)   510,000(3)  21,944,858.658      70.3
TJG ..............            0    1,255,000            0               0          1,255,000       5.6
Thomas D. Barrow .            0            0   8,666,666.658(4)         0      8,666,666.658      28.0
James E. Sowell ..            0            0   8,666,666.684(4)         0      8,666,666.684      28.0
EnCap PLC ........    2,269,886            0            0               0          2,269,886      10.2
EnCap LP. ........    2,424,973            0            0               0          2,424,973      10.9
B. Carl Price ....    1,089,149            0      633,508(5)            0          1,722,657       7.5
Don Wm. Reynolds .      753,362            0            0               0            753,362       3.4

(1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the derivative securities (on an as converted basis) owned by such stockholder divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) owned by such stockholder.

(2)   Represents warrants to purchase Common Stock.

(3) Represents warrants to purchase 250,000 shares of Common Stock and 260,000 shares of Common Stock issuable upon conversion of Preferred Stock.

(4)   Represents shares of Common Stock issuable upon conversion of Preferred
      Stock.

(5) Includes 587,200 shares of Common Stock that may be acquired pursuant to employee stock options which may be exercised immediately. Also includes 45,788 shares of Common Stock, the maximum number of shares which Mr. Price has the right to acquire during the 60 days following December 15, 1998 under an employment agreement with Future. Under this agreement, Mr. Price may elect to receive all or a portion of his salary in shares of Common Stock at a price per share of $0.42 per share until December 31, 1998. From January 1, 1998 and until the employment agreement terminates, the purchase price per share is the average midpoint between the bid and asked price of the Common Stock on the OTC Bulletin Board for the last five days of the calendar year prior to the years the compensation is earned. The 45,788 shares included in the foregoing table represents the maximum number of shares which Mr. Price could acquire during the 60 day period following December 15, 1998 if he converted all of his salary with shares of Common Stock.

      All shares of Common Stock, including shares of Common Stock issuable upon conversion of Preferred Stock and exercise of outstanding warrants, and Preferred Stock owned by the Reporting Persons are subject to the voting and transfer provisions of the Shareholders' Agreement.

      There were no transactions, other than pursuant to the Agreement, in the Common Stock effected by the Reporting Persons during the past sixty days by the persons described above. To the best of the Reporting Persons' knowledge, there were no transactions in the Common Stock effected during the past sixty days by the persons described above who are not Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      Except as otherwise provided below, Item 6 of the Schedule 13D remains unchanged.

      Except as set forth in Items 2, 3, 4, 5 and 6 or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in
Item 2 or between such persons and any other person with respect to the shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

      Bargo Operating, as the general partner of Bargo LP, is a party to the Agreement of Limited Partnership of Bargo LP, and pursuant to such agreement has the power to direct the voting and disposition of the Common Stock.

      Chisos, Brazos and Barrow Investments have entered into an agreement with Bargo Energy Company providing that the manager of Bargo Energy Company has sole power to vote and dispose of shares of Common Stock owned by Bargo Energy Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Except as otherwise provided below, Item 7 of the Schedule 13D remains unchanged.


        EXHIBIT NUMBER                            DESCRIPTION

         Exhibit 1   -         Joint Filing  Agreement dated  December 15,  1998
                               between Tim J. Goff,  James E. Sowell,  Thomas D.
                               Barrow,  Bargo  Energy  Resources,   Ltd.,  Bargo
                               Operating Company, Inc., Bargo Energy Company and TJG Investments, Inc.

         Exhibit 4.1 -         Amended  and  Restated  Shareholders'  Agreement,
                               dated  December  15,  1998,  by and among  Future
                               Petroleum  Corporation,  Bargo Energy  Resources,
                               Ltd.,  Bargo  Energy  Company,   Bargo  Operating
                               Company,  Inc., TJG Investments,  Inc., Thomas D.
                               Barrow,  Tim J.  Goff,  James E.  Sowell,  Energy
                               Capital  Investment  Company  PLC,  EnCap  Equity
                               1994 Limited Partnership,  B. Carl Price, and Don
                               Wm. Reynolds. (incorporated herein by reference to Exhibit 99.8 to Future Petroleum Corporation's
                               Report  on Form  8-K  filed on December 30, 1998;
                               File No. 000-08609)

         Exhibit 4.2 -         First Amendment to Registration Rights Agreement,
                               dated  December 15,  1998,  by and  among  Future
                               Petroleum Corporation,  Bargo Energy Company, TJG
                               Investments,  Inc., Bargo Operating Company,  Tim
                               J. Goff,  Thomas D.  Barrow,  James E. Sowell and
                               Bargo  Energy   Resources,   Ltd.   (incorporated
                               herein  by  reference  to  Exhibit 99.2 to Future
                               Petroleum Corporation's Report on Form 8-K filed on December 30, 1998; File No. 000-08609)

         Exhibit 4.3 -         Pledge Agreement, dated August 14, 1998,  between
                               Bargo Energy Resources,  Ltd. and Bank of America
                               National  Trust  and  Savings  Association.  (in-
                               corporated  herein  by reference to Exhibit 10.12
                               to Future Petroleum  Corporation's Report on Form
                               8-K   filed   on   August 31,   1998;   File  No.
                               000-08609)

         Exhibit 4.4 -         Pledge  Agreement,  dated  December  15,  1998,
                               between TJG Investments, Inc. and Bank of America
                               National Trust and Savings Association.  (incorp-
                               orated  herein  by  reference  to  Exhibit  99.11
                               to Future Petroleum Corporation's Report on Form
                               8-K  filed  on  December  30,  1998;  File  No.
                               000-08609)

         Exhibit 4.5 -         Pledge Agreement, dated December 15, 1998,
                               between Bargo Energy Company and Bank of America
                               National Trust and Savings Association. (incorp-orated herein by reference to Exhibit 99.10 to Future Petroleum Corporation's Report on Form
                               8-K  filed  on  December  30,  1998;  File  No.
                               000-08609)

         Exhibit 4.6 -         Pledge  Agreement,   dated   December 15,   1998,
                               between Tim J. Goff and Bank of America  National
                               Trust  and  Savings  Association.   (incorporated
                               herein  by  reference  to Exhibit 99.14 to Future
                               Petroleum Corporation's Report on Form 8-K filed on December 30, 1998; File No. 000-08609)

         Exhibit 4.7 -         Pledge Agreement, dated December 15, 1998,
                               between James E. Sowell and Bank of America
                               National Trust and Savings Association. (incorp-orated herein by reference to Exhibit 99.12 to Future Petroleum Corporation's Report on Form
                               8-K filed on December 30, 1998; File No.
                               000-08609)

         Exhibit 4.8 -         Amendment to Pledge Agreement, dated
                               December 15, 1998, between Bargo Energy
                               Resources, Ltd. and Bank of America National
                               Trust and Savings Association. (incorporated herein by reference to Exhibit 99.15 to Future
                               Petroleum Corporation's Report on Form 8-K filed on December 30, 1998; File No. 000-08609)

         Exhibit 4.9 -         Pledge Agreement, dated December 15, 1998,
                               between Thomas D. Barrow and Bank of America
                               National Trust and Savings Association. (incorp-orated herein by reference to Exhibit 99.13 to Future Petroleum Corporation's Report on Form
                               8-K filed on December 30, 1998;  File No.
                               000-08609)

         Exhibit 4.10 -        Pledge Agreement, dated December 15, 1998 between
                               Bargo Operating Company, Inc. and Bank of America
                               National Trust and Savings Association.

         Exhibit 10.2 Agreement among Bargo Energy Company, Brazos Oil & Gas Corporation, Chisos Corporation and Barrow Investments, Inc. dated December 15, 1998.

         Exhibit 10.3 Certificate of Designation dated December 15, 1998 (incorporated herein by reference to Exhibit
                               4.4 to Future Petroleum Corporation's Report on Form 8-K filed on December 30, 1998; File
                               No. 000-08609).

                                  SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  December 15, 1998                BARGO OPERATING COMPANY, INC.


                                        By:/s/ TIM J. GOFF
                                           Tim J. Goff, President


Date:  December 15, 1998                BARGO ENERGY RESOURCES, LTD.


                                        By:/s/ TIM  J.  GOFF
                                           Tim J. Goff, President of Bargo
                                           Operating Company Inc., its general
                                           partner


Date:  December 15, 1998                TJG INVESTMENTS, INC.


                                        By:/s/ TIM  J.  GOFF
                                               Tim J. Goff, President


                                        BARGO ENERGY COMPANY


Date:  December 15, 1998                By:/s/ TIM  J.  GOFF
                                               Tim J. Goff, Manager



Date:  December 15, 1998                /s/ TIM  J.  GOFF
                                            Tim J. Goff




Date:  December 15, 1998                /s/ JAMES E. SOWELL
                                            James E. Sowell



Date:  December 15, 1998                /s/ THOMAS D. BARROW
                                            Thomas D. Barrow

                              INDEX TO EXHIBITS


        EXHIBIT NUMBER                            DESCRIPTION
        --------------                            -----------
         Exhibit 1   -         Joint Filing  Agreement dated  December 15,  1998
                               between Tim J. Goff,  James E. Sowell,  Thomas D.
                               Barrow,  Bargo  Energy  Resources,   Ltd.,  Bargo
                               Operating Company, Inc., Bargo Energy Company and TJG Investments, Inc.

         Exhibit 4.10 -        Pledge Agreement, dated December 15, 1998 between
                               Bargo Operating Company, Inc. and Bank of America
                               National Trust and Savings Association.

         Exhibit 10.2 Agreement among Bargo Energy Company, Brazos Oil & Gas Corporation, Chisos Corporation and Barrow Investments, Inc. dated December 15, 1998.